Exhibit 16.1

May 20, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

We have read Item 4.01 of Form 8-K dated May 20, 2005, of Hollywood Media Corp. and are in agreement with the statements contained in the first (except for the last sentence of the first paragraph), second and third paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP